Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

January 26, 2012	Deborah Schwager Froling
Attorney
VIA EDGAR AND HAND DELIVERY	202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	ICON Oil & Gas Fund Amendment No. 2 to Registration Statement on Form S-1, filed January 26, 2012 SEC File No. 333-177051

Dear Ms. Parker:

On behalf of our client, ICON Oil & Gas Fund (the “Registrant”), we are responding to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Staff”) set forth in your letter, dated December 14, 2011, with respect to the Registrant’s above-referenced Amendment No. 1 to the Registration Statement on Form S-1 filed with the Commission on November 30, 2011 (the “Registration Statement”). Earlier today, the Registrant filed via EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”) revised to reflect, among other things, changes requested by your comments. Amendment No. 2 contains the various revisions described below. For your convenience, we are delivering a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from the Registration Statement.

The Staff’s comments are set forth below in bold, followed by the Registrant’s responses to each comment.

General

1.	We remind you of comments 3 through 7 in our letter dated October 26, 2011. With respect to prior comment 3, please tell us whether you intend to fill in the blanks found in the table on page 38, as we do not see brackets denoting this missing information. In addition, please ensure that your letter if response accurately indicates the page number of the marked version of the amendment. We refer to comment 2 in our letter dated October 26, 2011.

Response: The Registrant has ensured that all of the blanks to be filled in have been noted with brackets and has endeavored to accurately reflect the page numbers of the marked version where responses to your comments appear.

SMART IN YOUR WORLD®	1050 Connecticut Avenue, NW Washington, DC 20036-5339 T 202.857.6000 F 202.857.6395	1675 Broadway New York, NY 10019-5820 T 212.484.3900 F 212.484.3990	555 West Fifth Street, 48th Floor Los Angeles, CA 90013-1065 T 213.629.7400 F 213.629.7401

Ms. Anne Nguyen Parker
January 26, 2012

2.	We note your response to comment 9 in our letter dated October 26, 2011 and reissue the comment. It is not clear to us how the determination by the Managing GP will be made that “no further material tax benefits…will be realized.” For example, please revise your disclosure to discuss whether the elimination of one tax benefit will trigger conversion. In addition, please discuss how often the Managing GP will reassess the tax benefits provided to the Investor General Partners.

Response: Please see the revised disclosure on pages 3 and 35 of Amendment No. 2.

Prospectus Cover Page

3.	We note your response to comment 13 in our letter dated October 26, 2011. Please revise your prospectus cover page to include the content of your response.

Response: Please see the revised disclosure on the cover page of Amendment No. 2.

4.	We note your response to comment 14 in our letter dated October 26, 2011 and reissue the comment.

Response: Please see the revised disclosure on the cover page of Amendment No. 2.

Prospectus Summary, page 1

General

5.	We note your response to comment 16 in our letter dated October 26, 2011 and reissue it in part. Please include in your chart all affiliates of ICON mentioned in the filing, including all the partnerships constituting the fund.

Response: Please see the revised organizational chart on pages 5 and 54 of Amendment No. 2.

Ms. Anne Nguyen Parker
January 26, 2012

6.	We note your response to comment 17 in our letter dated October 26, 2011. Please revise the Prospectus Summary to include the content of your response. For example, disclose that the timeline depends on the timing and amount of the Registrant’s capital raising as well as the availability of appropriate projects being sourced by Special Energy Corporation, as well as other operators, as applicable.

Response: Please see the revised disclosure on pages 3 and 35 of Amendment No. 2.

The Offering, page 8

7.	We note your response to comment 18 in our letter dated October 26, 2011. In each instance where you discuss fees or compensation paid to the Managing GP, please revise your disclosure to provide a cross-reference to “Conflicts of Interest – Conflicts Regarding Transactions with the Managing GP and its Affiliates” and to state that any fees or compensation will not be based on arms’-length negotiations,

Response: Please see the revised disclosures on pages 10, 11, 41, 43, 44 and 66 of Amendment No. 2.

Risk Factors, page 13

8.	We note your response to comment 22 in our letter dated October 26, 2011 and we reissue the comment. We note your suggestion that the amount of time allocated by the Managing GP will be consistent with its fiduciary duties. However, because you have included risk factor disclosure and related disclosure in your “Conflicts of Interest” section indicating that the Managing GP may not devote the necessary time and because the partnership will rely entirely on the Managing GP and its affiliates for its management, we believe it would be helpful to investors to have a clear understanding of the amount of time the Managing GP will devote to the partnership’s business. Please revise your disclosure accordingly or provide detailed explanation as to why you believe it is “impossible to quantify” the amount of time.

Response: Please see the revised disclosure on page 27 of Amendment No. 2 under the heading “Risk Factors – Risks Related to the Partnership’s Organization and Structure — The Managing GP’s officers manage other businesses and will not devote their time exclusively to managing the partnership and its business, and the partnership may face additional competition for time and capital because neither the Managing GP nor its affiliates are prohibited from raising money for or managing other entities that pursue the same types of investments that the partnership targets.” As noted in that risk factor, the Managing GP’s officers manage other businesses and at times of intense activity in those other businesses, those officers might devote less time and resources to the Partnership’s business than it might otherwise. As noted in our previous response, such time cannot be quantified but the Registrant believes that this risk factor provides investors with the information they need to assess the issue and the risk.

Ms. Anne Nguyen Parker
January 26, 2012

Sources of Funds and Estimated Use of Proceeds, page 37

9.	We note your response to comments 23, 24 and 25 in our letter dated October 26, 2011. Please expand the disclosure on page 37 and the table on page 38 to provide more specifics as to how you arrived at the $1,717,000 and $171,700,000 amounts. For example, provide a sufficient breakdown of the amount or percentage of the O&O Costs and management fee that you are using to make this calculation. In this regard and based on the tables on the cover page and on page 38, given that you are allocated 10% to sales commissions, it appears that you are allocating 5% to the “other costs related to the organization of the partnership” and the Managing GP’s management fee.

In addition, explain in clear terms the difference between the “total amount available to the partnership” as disclosed on page 37 and the “total partnership capital” as set forth in the table on page 38. Explain why the 1% capital contribution by the Managing GP is not considered part of the “total partnership capital” and the implication this has for the partnership.

Response: Please see the revised disclosures on pages 37 and 38 of Amendment No. 2.

10.	We note your response to comment 26 in our letter dated October 26, 2011. Please revise your disclosure to include the content of your response. In this regard, it does not appear that your table has been revised as suggested by your response.

Response: Please see the revised disclosure in footnote (5) on page 38 of Amendment No. 2.

Ms. Anne Nguyen Parker
January 26, 2012

11.	We note your response to comment 27 in our letter dated October 26, 2011 and we reissue the comment. While we note your disclosure in the referenced risk factor, it is not clear to us why you are unable to provide numerical disclosure, in light of your ability to provide similar disclosure with respect to drilling, leasing and equipment costs with respect to your development wells. Please revise your table accordingly or explain to us in greater detail why you believe it is “impossible to determine the numerical impact.”

Response: The nature of a blind pool, “best efforts” offering is that neither the assets or projects to be purchased nor the amount of offering proceeds available to do so are known at the outset. Thus, the numerical impact of what projects might be available at a time when the Registrant has sufficient proceeds to purchase such project is unknown. This risk is addressed in multiple places throughout Amendment No. 2. See “Risk Factors – Risks Related to an Investment in the Partnership – The ability to spread the risks of drilling among a number of wells will be reduced if less than the maximum offering proceeds are received and fewer wells are drilled,” “—The partnership does not own any prospects, the Managing GP has complete discretion to select which prospects are acquired by the partnership, and the possible lack of information about the prospects decreases your ability to evaluate the feasibility of the partnership,” and “—Because of inadequate capital, the partnership may not be able to participate in all wells proposed, which could result in a loss or forfeiture of leasehold interests.”

Prior Activities, page 50

12.	We note your response to comments 32 and 33 in our letter dated October 26, 2011. Please clarify whether ICON Investment Group, LLC has sponsored similar oil and gas programs in the past and, if so, please provide the disclosure required by Item 8 of Industry Guide 5 and Item 13(2) of Industry Guide 4 in respect of ICON Investment Group or tell us why you do not need to.

Response: Neither ICON Investment Group, LLC nor the Managing GP has ever sponsored an oil and gas program before and therefore, there is no prior performance information to include and no disclosures of the type required by Item 8 of Industry Guide 5 or Item 13(2) of Industry Guide 4 can be made.

Management, page 51

13.	We note your response to comment 35 in our letter dated October 26, 2011. Please provide the information required by Item 401(e) of Regulation S-K for the Managing GP’s directors or tell us why you do not need to.

Response: The Registrant is a limited partnership and does not have any directors. The Registrant has provided the biographical information required by Item 401 of Regulation S-K for the executive officers and directors of the Managing GP. The limited partners of the Registrant do not vote for the directors of the Managing GP and therefore the Registrant’s statements as to the qualifications of such directors of the Managing GP, as required by Item 401(e) do not appear relevant to an investor in the Registrant.

Ms. Anne Nguyen Parker
January 26, 2012

14.	We note your response to comment 36 in our letter dated October 26, 2011. We refer to comment 8 above.

Response: Currently, the Managing GP is only the general partner for the Registrant. However, at such time as the Registrant includes Funds A, B and C, the Managing GP will be the managing general partner for each fund. In addition, please see the Registrant’s response to comment 8 above.

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If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, Executive Vice President, of ICON Oil & Gas GP, LLC at (212) 418-4711.

Sincerely,

/s/ Deborah Schwager Froling

Deborah Schwager Froling

Enclosures

cc:	Joel S. Kress, ICON Oil & Gas GP, LLC (w/o enclosures)